CUSIP No. 59861T100

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Migo Software, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

59861T100
(CUSIP Number)

Michael Hummell
President and Chief Executive Officer
StompSoft, Inc.
2811 McGaw, Suite A
Irvine, CA 92614
(949) 263-8550

With a copy to:
Jack Cornman
Cornman & Swartz
19800 MacArthur Blvd., Suite 820
Irvine, CA 92612
(949) 224-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 130 to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240. 13d-l(f) or 240. 13d-I(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 59861T100

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). StompSoft, Inc., I.R.S. Identification No. 33-0723605
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 20,000,000
9. Sole Dispositive Power
10. Shared Dispositive Power 20,000,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 22%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 59861T100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gilbert Martinez
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,396,400
9. Sole Dispositive Power
10. Shared Dispositive Power 1,396,400
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,400
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 1.53604%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 59861T100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Hummell
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 4,904,600
9. Sole Dispositive Power
10. Shared Dispositive Power 4,904,600
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,904,600
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.39506%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 59861T100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven Skaggs
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 2,750,400
9. Sole Dispositive Power
10. Shared Dispositive Power 2,750,400
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,400
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 3.02544%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 59861T100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Todd McWhirter
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 3,208,800
9. Sole Dispositive Power
10. Shared Dispositive Power 3,208,800
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,208,800
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 3.52968%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 59861T100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian E.H. Fleenor and Judy L. Fleenor, Trustees of Brian and Judy Fleenor Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 2,108,600
9. Sole Dispositive Power
10. Shared Dispositive Power 2,108,600
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,108,600
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 2.31946%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 59861T100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian Fleenor
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 2,108,600 ****
9. Sole Dispositive Power
10. Shared Dispositive Power 2,108,600****
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,108,600****
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 2.31946%
14. Type of Reporting Person (See Instructions) IN

**** Brian Fleenor is the co-trustee of the following Reporting Person which owns these shares: Brian E.H. Fleenor and Judy L. Fleenor, Trustees of Brian and Judy Fleenor Trust.

CUSIP No. 59861T100

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Shares”), of Migo Software, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 555 Twin Dolphin Drive, Suite 650, Redwood City, California 94065.

This Schedule 13D relates to the issuance of common stock under the terms of an Asset Purchase Agreement (the “Asset Purchase Agreement”) dated December 27, 2006 executed by Issuer as buyer and StompSoft, Inc. (“StompSoft”) as seller pursuant to which substantially all of the assets of StompSoft were sold to Issuer in exchange primarily for payment of cash and issuance of 20,000,000 shares of common stock of Issuer.

Item 2.  Identity and Background.

(a)  - (c) The required information about each of the Reporting Persons is set forth below.

(1) StompSoft is a California corporation with its principal office at 2811 McGaw, Suite A, Irvine, California 92714. StompSoft was in the business of developing, manufacturing, licensing and supporting a range of software products.
(2) Michael Hummell, whose business address is 2811 McGaw, Suite A, Irvine, California 92714, is a director and shareholder of StompSoft and the Chief Executive Officer, President and Secretary of StompSoft.
(3) Gilbert Martinez, whose business address is 2811 McGaw, Suite A, Irvine, California 92714, is a director and shareholder of StompSoft.
(4) Brian Fleenor, whose business address is 2811 McGaw, Suite A, Irvine, California 92714, is a director of StompSoft.
(5) Steven Skaggs, whose business address is 2811 McGaw, Suite A, Irvine, California 92714, is a shareholder of StompSoft.
(6) Todd McWhirter, whose business address is 2811 McGaw, Suite A, Irvine, California 92714, is a shareholder of StompSoft.
(7) Brian E.H. Fleenor and Judy L. Fleenor, Trustees of Brian and Judy Fleenor Trust, whose business address is 2811 McGaw, Suite A, Irvine, California 92714, is a shareholder of StompSoft.

(d)        None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the individuals comprising the Reporting Persons is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

StompSoft acquired the shares of stock from Issuer in exchange for the sale of substantally all of its assets to Issuer as evidenced by the above described Asset Purchase Agreement dated December 27, 2006.

CUSIP No. 59861T100

Item 4.  Purpose of Transaction.

The purpose of the issuance of the securities of the Issuer was to pay for the purchase of substantially all of the assets of StompSoft as evidenced by the Asset Purchase Agreement described above.

Item 5.  Interest in Securities of the Issuer.

(a)  See Rows 11 and 13 of the Cover Pages. Pursuant to the acquisition of StompSoft’s assets by Issuer, StompSoft received a total of 20,000,000 shares of the common stock of the Issuer, which represents approximately 22% of Issuer’s outstanding stock after the acquisition, as set forth in Issuer’s Form 8-K filed by Issuer with the Securities and Exchange Commission on January 3, 2007.

(b)  See Rows 7 through 10 of the Cover Pages. StompSoft has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Shares reported by it in Item 5(a).

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

StompSoft entered into a Stock Pledge Agreement dated December 27, 2006 with Issuer, as further described in Item 7 below, and which Stock Pledge Agreement provides for the pledge by StompSoft to Issuer of 5,000,000 shares of common stock of Issuer as collateral to secure StompSoft’s obligations under the Asset Purchase Agreement. Such Stock Pledge Agreement provides in part that in the event of an event of default by StompSoft under such Stock Pledge Agreement, Issuer may exercise the voting power of such pledged stock.

Item 7.  Material to be Filed as Exhibits.

The following document is being filed as an exhibit to this statement and is incorporated herein by reference: the Stock Pledge Agreement dated December 27, 2006, which is incorporated herein by reference from Exhibit 10.2 of the 8K filed by the Issuer on January 3, 2007.

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2007

StompSoft, Inc.

By:   /s/ Michael Hummell
Name: Michael Hummell
Title:  President and Chief Executive Officer

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2007

By:   /s/ Gilbert Martinez
Name: Gilbert Martinez

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2007

By:   /s/ Steven Skaggs
Name: Steven Skaggs

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2007

By:   /s/ Todd McWhirter
Name: Todd McWhirter

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2007

By:   /s/ Michael Hummell
Name: Michael Hummell

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2007

Brian E.H. Fleenor and Judy L. Fleenor, Trustees of Brian and Judy Fleenor Trust

By:   /s/ Brian E. H. Fleenor
Name: Brian E. H. Fleenor

By:   /s/ Judy L. Fleenor
Name: Judy L. Fleenor

CUSIP No. 59861T100

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2007

By:   /s/ Brian E. H. Fleenor
Name: Brian Fleenor